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                                                                    EXHIBIT 5.01
                                                                     815,040-038

                      [Letterhead of O'Melveny & Myers LLP]

May 1, 2002



Southwest Gas Corporation
5241 Spring Mountain Road
P.O. Box 98510
Las Vegas, Nevada  89193

               RE: $200,000,000 AGGREGATE PRINCIPAL AMOUNT OF 7.625% SENIOR UNSECURED NOTES DUE 2012

Ladies and Gentlemen:

        We have acted as special counsel in connection with the issuance and sale by Southwest Gas Corporation (the "Company") of an aggregate of $200,000,000 principal amount of the Company's 7.625% Senior Unsecured Notes due 2012 (the "Notes") pursuant to that certain Underwriting Agreement dated as of May 1, 2002 and Pricing Agreement dated May 1, 2002 (the "Agreements") among the Company and Banc of America Securities LLC and BNY Capital Markets, Inc., as representatives of the underwriters on Schedule 1 to the Pricing Agreement. The Notes are to be issued pursuant to an Indenture dated as of July 15, 1996 (the "Original Indenture") between the Company and The Bank of New York, as successor to Harris Trust and Savings Bank, as Trustee (the "Trustee"), as supplemented and amended by the First Supplemental Indenture dated as of August 1, 1996 (the "First Supplement"), the Second Supplemental Indenture dated as of December 30, 1996 (the "Second Supplement"), the Third Supplemental Indenture dated as of February 13, 2001(the "Third Supplemental Indenture") and the Fourth Supplemental Indenture dated as of May 6, 2002, (the "Fourth Supplemental Indenture" and together with the First Supplement, the Second Supplement, the Third Supplemental Indenture and the Original Indenture, the "Indenture").

        On the basis of our consideration of such questions of law as we have deemed relevant in the circumstances, we are of the opinion, subject to the assumptions and limitations set forth herein, that the Notes have been duly authorized by all necessary corporate action on the part of


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Southwest Gas Corporation, May 1, 2002 - Page 2


the Company and, when each Note has been duly executed, authenticated and issued in accordance with the provisions of the Indenture and upon payment for and delivery of the Notes in accordance with the terms of the Agreements and the Indenture, will constitute the legally valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors' rights generally (including, without limitation, fraudulent conveyance laws), and except that the enforceability of the Notes is subject to the effect of general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding in equity or at law.

        We have, with your approval, assumed that the certificates for the Notes will conform to the forms thereof examined by us, that the signatures on all documents examined by us are genuine, that all items submitted as originals are authentic, and that all items submitted as copies conform to the originals, assumptions which we have not independently verified.

        We consent to the inclusion of this opinion in the Company's Current Report on Form 8-K, event date May 1, 2002.

                                               Respectfully submitted,

                                               /s/ O'Melveny & Myers LLP